FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226082-04

Sent: Monday, September 16, 2019 2:48 PM

Subject: GSMS 2019 GC42 -- Pricing Spots (external)

GSMS 2019 GC42 -- Pricing Spots (external)

Treasuries

2yr:   99-15 3/4

3yr:   99-11 +

5yr:   97-27 +

7yr:   97-12

10yr:  98-01 +

Swaps

2yr:   -2.00

3yr:   -4.75

4yr:   -6.75

5yr:   -7.00

6yr:   -9.75

7yr:   -11.50

8yr:   -12.25

9yr:   -12.00

10yr:  -11.75

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